Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports third quarter 2022 results
Vancouver, B.C. - November 9, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended September 30, 2022 ("Q3 2022").
"Our Q3 results reflect the industry-wide challenge of softening precious metal prices combined with inflationary cost pressures," said Michael Steinmann, President and Chief Executive Officer.
Added Mr. Steinmann: "On November 4, 2022, we announced a proposed acquisition of Yamana Gold by Pan American and Agnico Eagle. This accretive and transformational transaction would increase our silver production by approximately 50% and double our gold production through the addition of long-life, low-cost assets in Latin America, our core operating region. These assets generate strong cash flow, which would further strengthen our financial position and help establish an exciting future for growth and value creation for our stakeholders."
Consolidated Q3 2022 Highlights:
•Silver production of 4.5 million ounces and gold production of 128.8 thousand ounces.
•Revenue of $338.9 million, inclusive of a negative $4.8 million adjustment on open concentrate shipments, largely related to the decline in metal prices towards the end of Q3 2022.
•Net loss of $71.2 million ($0.34 basic loss per share), impacted by: $15.1 million in net realizable value ("NRV") inventory adjustments, primarily at Dolores; $12.6 million in investment losses on our short-term investments; and mine closure severance provisions of $9.4 million recorded for Manantial Espejo.
•Adjusted loss of $2.8 million ($0.01 basic adjusted loss per share) excludes the impact from the NRV inventory adjustments related to the Dolores heap inventory, investment losses and the Manantial Espejo severance provisions, among other adjustments.
•Operations generated $54.4 million of cash flow, net of $20.4 million in tax payments.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce were $14.62 and $17.97, respectively. Excluding NRV inventory adjustments, Silver Segment AISC was $18.46 per ounce.
•Gold Segment Cash Costs and AISC per gold ounce were $1,184 and $1,614, respectively. Excluding NRV inventory adjustments, Gold Segment AISC was $1,482 per ounce.
•As at September 30, 2022, Pan American's financial position remains strong with working capital of $422.1 million, inclusive of cash and short-term investment balances of $187.2 million; a long-term investment in Maverix Metals Inc. ("Maverix") with a fair value of $87.0 million; and $500.0 million available under our sustainability-linked credit facility. Total debt of $68.5 million was related to lease liabilities and construction loans.
•A cash dividend of $0.10 per common share has been declared, payable on or about December 2, 2022, to holders of record of Pan American’s common shares as of the close on November 21, 2022. The dividends are eligible dividends for Canadian income tax purposes.
•Management is revising its estimate for full-year 2022 silver production to be between 18.0 and 18.5 million ounces from the 19.0 to 20.5 million ounces provided in the 2022 Original Operating Outlook. We expect the estimate for Silver Segment Cash Costs and AISC could be marginally above the high-end of the range in our 2022 Original Operating Outlook. Management reaffirms the 2022 Original Operating Outlook for gold production, and reaffirms the revised estimates for Gold Segment AISC provided in the Company's MD&A for the period ended June 30, 2022. Gold Segment Cash Costs are now expected to be above the high end of the of the 2022 Original Operating Outlook. Please see the "2022 Guidance" section of this news release for further details.
•The ILO 169 consultation process for the Escobal mine continues to progress with two meetings completed in October 2022. At this time, no date has been set for a potential restart of operations at Escobal.

PAN AMERICAN SILVER CORP.	1

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•At the La Colorada Skarn project, we updated our estimate for the mineral resource, with 95.9 million tonnes now in the indicated category containing 94.4 million ounces of silver, 2.7 million tonnes of zinc and 1.2 million tonnes of lead. In addition, the estimated inferred mineral resource totals 147.8 million tonnes containing 132.9 million ounces of silver, 3.4 million tonnes of zinc and 1.5 million tonnes of lead. This mineral resource estimate does not include drill results released on November 1, 2022 and July 21, 2022 that indicate a high-grade silver zone of mineralisation.
CONSOLIDATED RESULTS

	Three months ended September 30, 2022	Twelve months ended December 31, 2021
Weighted average shares during period (millions)	210.5	210.3
Shares outstanding end of period (millions)	210.5	210.5

	Three months ended September 30,
	2022	2021
FINANCIAL
Revenue	$338,889	$460,349
Mine operating (loss) earnings	$(21,788)	$98,887
Net (loss) earnings	$(71,202)	$20,219
Basic (loss) earnings per share(1)	$(0.34)	$0.10
Adjusted (loss) earnings(2)	$(2,755)	$37,780
Basic adjusted (loss) earnings per share(1)	$(0.01)	$0.18
Net cash generated from operating activities	$54,418	$157,017
Net cash generated from operating activities before changes in working capital(2)	$32,814	$134,010
Sustaining capital expenditures(2)	$48,710	$52,908
Non-sustaining capital expenditures(2)	$26,239	$13,277
Cash dividend paid per share	$0.11	$0.10
PRODUCTION
Silver (thousand ounces)	4,537	4,831
Gold (thousand ounces)	128.8	142.6
Zinc (thousand tonnes)	8.9	12.7
Lead (thousand tonnes)	4.4	4.2
Copper (thousand tonnes)	0.9	2.1
CASH COSTS(2) ($/ounce)
Silver Segment	14.62	11.92
Gold Segment	1,184	922
AISC(2) ($/ounce)
Silver Segment	17.97	16.30
Gold Segment	1,614	1,176
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	18.76	24.16
Gold ($/ounce)	1,705	1,782
Zinc ($/tonne)	3,232	2,989
Lead ($/tonne)	1,944	2,286
Copper ($/tonne)	7,707	9,399
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are not generally accepted accounting principle ("non-GAAP") financial

PAN AMERICAN SILVER CORP.	2

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our Management's Discussion and Analysis for the three and nine months ended September 30, 2022. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
SUBSEQUENT EVENT: PAN AMERICAN AND AGNICO EAGLE ARRANGEMENT AGREEMENT WITH YAMANA
On November 4, 2022, Pan American and Agnico Eagle Limited ("Agnico Eagle") announced that they had delivered a definitive binding offer to the board of directors of Yamana Gold Inc. ("Yamana") pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine (the "Proposed Transaction").
On November 8, 2022, Pan American and Agnico Eagle further announced that the arrangement agreement among Pan American, Agnico Eagle, and Yamana (the "Pan American – Agnico Arrangement Agreement") became effective upon the termination by Gold Fields Limited ("Gold Fields") of the arrangement agreement between Yamana and Gold Fields entered into on May 31, 2022 (the "Gold Fields Arrangement Agreement"). The Pan American-Agnico Arrangement Agreement and terms of the Proposed Transaction remain the same as previously announced by Pan American and Agnico Eagle on November 8, 2022, and on November 4, 2022. Copies of the previously issued press releases are available under the SEDAR profiles (www.sedar.com) of Pan American and Agnico Eagle.
The previously scheduled special meeting of Yamana shareholders for November 21, 2022 in connection with the Gold Fields Arrangement Agreement has been cancelled, and Yamana will pay a termination fee of $300 million to Gold Fields in accordance with the terms of the Gold Fields Arrangement Agreement. Pursuant to the terms of the Pan American-Agnico Arrangement Agreement, Pan American will fund $150 million in cash to Yamana to pay a portion of such termination fee.
The Pan American – Agnico Proposed Transaction would, if completed, increase Pan American’s portfolio to 12 operating mines and is estimated to increase silver production by approximately 50% and gold production by approximately 100%. Pan American has 28 years of proven expertise and experience building and operating mines in Latin America, making it well suited to realize more value from Yamana's mines in this region, and offer an enlarged pipeline of potential growth projects within Latin America. The Pan American – Agnico Proposed Transaction would also be expected to enhance the Company’s overall financial position and improve its ability to internally fund its growth projects, and presents multiple opportunities for operational and administrative synergies, particularly between Pan American's and Yamana's corporate offices in Canada.
CONFERENCE CALL AND WEBCAST
Pan American will discuss the Proposed Transaction and Pan American - Agnico Arrangement Agreement in conjunction with the conference call to discuss the Company’s Q3 2022 unaudited results. Details are as follows:

Date:	November 10, 2022
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.) +1-604-638-5340 (international participants)
Webcast:	https://services.choruscall.com/mediaframe/webcast.html?webcastid=OACOqFfL

PAN AMERICAN SILVER CORP.	3

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

The live webcast, presentation slides and the Management's Discussion and Analysis for the period ended September 30, 2022 will be available at panamericansilver.com. An archive of the webcast will also be available for three months on Pan American's website.
2022 GUIDANCE
Based on YTD results and the expected results for the remainder of the year, Management reaffirms the 2022 Original Operating Outlook for gold production, as provided in the Company's 2021 MD&A dated February 23, 2022. Management is revising its estimate for full-year 2022 silver production to be between 18.0 and 18.5 million ounces from the 19.0 to 20.5 million ounces provided in the 2022 Original Operating Outlook. The revision is largely due to lower production at Dolores and mine sequencing at La Colorada during the second half of 2022 into lower silver grade ore zones. Reestablishing mining from the higher grade ores affected by the ventilation constraints previously reported has proven more challenging than expected. During Q3 2022, the Company deployed additional resources with two development contractors to accelerate accesses to the higher grade ores in the deeper portions of the eastern Candelaria deposit, and the Company now expects to reestablish near reserve grade ore mine sequencing towards the end of 2022.
Based on YTD 2022 results, Management reaffirms the 2022 Original Operating Outlook for Silver Segment Cash Costs and AISC. However, we are continuing to assess the adverse impact supply chain disruptions and market distortions are having on the Company's input costs, which could result in Silver Segment costs being marginally above the high-end of the range in our 2022 Original Operating Outlook.
Based on YTD 2022 Cash Costs and the Inflationary and Supply Chain Cost Increases impacting the price of the Company's input costs, we now expect Gold Segment Cash Costs to be above the high-end of the 2022 Original Operating Outlook of between $970 to $1,070 per ounce. Management reaffirms the August 2022 Revised Operating Outlook for Gold Segment AISC of between $1,450 to $1,550 per ounce, which had incorporated Inflationary and Supply Chain Cost Increases and the added capital spending in Shahuindo and La Arena due to timing of cash outflows.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
The following tables provide Management's 2022 Guidance forecasts, as at November 9, 2022.
Annual Production

Silver – Moz	18.0 - 18.5
Gold – koz	550.0 - 605.0
Zinc – kt	35.0 - 40.0
Lead – kt	15.0 - 17.0
Copper – kt	5.5 - 6.5
Cash Costs and AISC

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total	10.70 - 12.20	14.50 - 16.00
Gold Segment Total, excluding NRV adjustments(3)	970 - 1,070	1,450 - 1,550
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume average metal prices of $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
(3)Gold Segment AISC guidance provided excluding NRV adjustments due to Dolores heap inventory NRV adjustment YTD 2022 of $87.7 million driven by the updated life of mine plan and reserves, which drove the Dolores impairment in Q2 2022.

PAN AMERICAN SILVER CORP.	4

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Capital Expenditures

(in millions of USD)
Sustaining Capital	240.0 - 250.0
Project Capital	55.0 - 60.0
Total Capital	295.0 - 310.0
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 23, 2022, filed at www.sedar.com, or the Company's most recent Form 40-F filed with the Securities and Exchange Commission.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.

PAN AMERICAN SILVER CORP.	5

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities less total debt.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2021, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2022, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2022; the anticipated timing for metals production and sales, including the expectation with respect to a material increase in gold production in the fourth quarter of 2022 and the timing and amount of any future sales related to inventory build-ups; the implementation and closing of the transactions contemplated by the Pan American-Agnico Arrangement Agreement and any anticipated benefits therefrom; estimated recoverable amounts of cash generating units; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the impact of inflationary pressures on our operations and business, particularly for diesel and certain consumables, as well as the impacts related to disruptions in the supply chain; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations and the assumptions that the impact of COVID-19, including the Omicron variant, will be such that we will be able to maintain our workforce at near normal levels for the remainder of 2022; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital projects, including, but not limited to, the La Colorada Skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	6

Q3 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the possibility that transactions contemplated by the Pan American-Agnico Arrangement Agreement will be completed in the expected timeframe or at all; and those factors identified under the caption “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 (the "NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	7